SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF) # 00.108.786/0001 -65
Corporate Registry (NIRE) # 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON DECEMBER 9, 2005.

Date, time and venue:	On December 09, 2005, at 10:00 am, at the Company’s headquarters located at Rua Verbo Divino ,1356 – 1º andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo.

Attendance:	Board Members representing the required quorum, in accordance with the signatures below.

Presiding Board:	Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Deliberations:
Approve the Company’s stock capital increase, with the authorization present in the Company’s Bylaw, by means of the issuance of common shares and preferred shares, approved by the Board of Directors’ meeting held on November 8, 2005, for the subscription by the shareholders and the integration facing the capitalization of the Tax Benefit held by the Controlling Shareholder ROMA PARTICIPAÇÕES LTDA., resulting from the incorporated goodwill amortization, due to the incorporation of GLOBOTEL PARTICIPAÇÕES S.A (“Globotel”), under the terms of the paragraph 1, of the Article 7 of CVM Instruction # 319/99 and as it has been described in clause 8 of Globotel’s Incorporation Filling. Thus, the Company’s Capital Stock has been increased from three billion, three hundred eighty eight million, six hundred fifteen thousand, seven hundred forty four reais and ninety six cents (R$3,388,615,774.96) to three billion, four hundred seventy four million, two hundred seventy two thousand, one hundred eighty five reais and twenty eight cents (R$3,474,272,185.28), by means of the issuance for the subscription, within the limits of authorized capital of thirty nine million, seven hundred six thousand and six hundred and six (39,706,606) registered book-entry non par shares and fifty seven million, six hundred, thirty thousand, two hundred, fifty eight (57,630,658) registered book-entry non par shares at the price of eighty eight centavos of real (R$0.88) per share, corresponding to eighty five million six hundred fifty six thousand, four hundred forty reais and thirty two cents (R$85,656,440.32) . As a consequence, the wording of the caput of the Article 5 of the Company’s Bylaw is amended, which shall have, as from this date on, the following new wording :

Article . 5 – The Capital Stock corresponds to three billion, four hundred, seventy four million, two hundred seventy two thousand, one hundred, eighty five reais and twenty eight cents (R$3,474,275,185.28) divided into one billion, six hundred thirteen million, two hundred, twenty five thousand, hundred two (1,613,225,102) common shares and two billion, three hundred forty one million, four hundred thirty eight thousand, five hundred sixty three (2,341,438,563) preferred shares, all non-par registered, book-entry shares. The Capital Stock may be increased up to five billion reais (R$5,000,000,000.00) regardless of the statutory amendment, as provided for by the Article 168 of the Law 6,404/76, by deliberation of the Board of Directors, which shall establish the issuance conditions, under the terms of the paragraph 1 of the Article 170 of the Law 6,404/76.

Closure: Nothing more to be dealt with, the meeting was adjourned, drawing up these present minutes which, after being read, were approved and signed by all attending board members.

Signatures: Jorge Luiz de Barros Nóbrega – Chairman, André Müller Borges – Secretary, Stefan Alexander, Sérgio Lourenço Marques, Rossana Fontenele Berto, Luis Henrique Martinez Gonçalves, Juarez de Queiroz Campos Júnior, Marcos da Cunha Carneiro, Carlos Henrique Moreira, Jorge da Gama Braga Neto, Antonio Oscar de Carvalho Petersen Filho, João Adalberto Elek Jr. and Edgard Lobão dos Santos.

This is a free English translation of the original instrument drawn up in the company’s records.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.